UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

Quadra Realty Trust, Inc.
(Name of Subject Company)

Quadra Realty Trust, Inc.
(Names of Persons Filing Statement)

Common Stock, par value $.001 per share
(Title of Class of Securities)

746945104
(CUSIP Number of Class of Securities)

Evan F. Denner
President and Chief Executive Officer
622 Third Avenue, 30th Floor
New York, New York 10017
(212) 671-6400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications
on Behalf of the Persons Filing Statement)

COPY TO:

John A. Good, Esq.
Bass, Berry & Sims PLC
100 Peabody Place, Suite 900
Memphis, Tennessee 38103
(901) 543-5901

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed on February 13, 2008 (the “Schedule 14D-9”) with the Securities and Exchange Commission by Quadra Realty Trust, Inc., a Maryland corporation (“Quadra” or the “Company”), relating to the offer by HRECC Sub Inc. (“Purchaser”) to purchase any and all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”) of the Company not already owned by Hypo Real Estate Capital Corporation (“Parent”) and its affiliates, at a price of $10.6506 per share in cash (without interest and less applicable withholding taxes), less the amount of any dividends declared and paid (other than the $0.3494 dividend to be paid by the Company pursuant to the terms of the Agreement and Plan of Merger dated as of January 28, 2008 by and among Parent, Purchaser and Quadra) with respect to the Shares on or between the date of the Offer and the Acceptance Date (as defined in “The Tender Offer — Section 1. Terms of the Offer; Expiration Date” in the Offer to Purchase), upon the terms and subject to the conditions set forth in the offer to purchase dated February 13, 2008, as amended (the “Offer to Purchase”) and in the related letter of transmittal. Except as otherwise indicated, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 4.	The Solicitation or Recommendation.

The second paragraph is hereby amended and restated in its entirety as follows:

The Quadra Board (exclusive of the Hypo-Affiliated Directors who did not participate in the evaluation of strategic alternatives or vote on the proposal to approve the Merger Agreement), adopted the conclusions and analysis of the Special Committee, and upon the unanimous recommendation of the Special Committee, (i) has determined by unanimous vote of the Independent Directors that the Merger Agreement, and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to and in the best interests of the Company and its stockholders (other than Parent and its affiliates), (ii) has approved by unanimous vote of the Independent Directors the execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger, and (iii) recommends that the Company’s stockholders accept the Offer, tender their shares of the Company’s common stock in response to the Offer, and, if a vote is required under Maryland law, vote for the consummation of the Merger.

Reasons for the Recommendation of the Special Committee and the Quadra Board.

The first two paragraphs are hereby amended and restated in their entirety as follows:

In evaluating the Merger and the Merger Agreement, the Special Committee and the Quadra Board (excluding the Hypo-Affiliated Directors) received information from the Company’s executive officers and consulted with the Special Committee’s legal counsel and financial advisor and, in reaching the recommendation described in this Item 4 regarding the Offer, the Merger and the Merger Agreement, the Special Committee and the Quadra Board considered a number of factors. The Special Committee and the Quadra Board considered all of these factors and evaluated the interrelationships among the factors, with no single factor being exclusive of any other factor. In light of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Special Committee and the Quadra Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. Moreover, each member of the Special Committee and each Independent Director applied his own personal business judgment and experience to the process and may have given different weight to different factors.

The following is a discussion of the information and factors considered by the Special Committee and the Quadra Board in evaluating the Merger and the Merger Agreement. This discussion is not intended to be exhaustive.

The following bullet points are hereby amended and restated in their entirety as follows:

•	The Company’s Operating and Financial Condition; Prospects of the Company. The Special Committee and the Quadra Board (excluding the Hypo-Affiliated Directors) considered the Company’s financial plan and prospects as a going concern if it were to remain an independent company and the Company’s short-term and long-term capital needs. The Special Committee and the Quadra Board discussed the Company’s current financial plan, including the risks associated with achieving and executing upon the Company’s business plan. The Special Committee and the Quadra Board considered, among other factors, that if the Company continued as a going concern, the holders of Shares would continue to be subject to the risks and uncertainties of the Company’s business plans, capital needs and sources and the Company’s prospects unless the Shares were acquired for cash. These risks and uncertainties included the following as well as the other risks and uncertainties discussed in the Company’s filings with the SEC:

–	The Company’s original business model is not currently sustainable because of the closure of the CDO market, the overall disruption in the credit markets, generally, and the increased potential cost of long-term capital;

–	The cost of any long-term credit, including a renegotiated term credit facility with Wachovia, would likely be very high, if such credit could be obtained at all;

–	Any alternative involving the liquidation and/or sale of existing assets carries a high risk of not producing cash quickly enough to allow the Company to meet its obligation to repurchase loans from Wachovia on the stated repurchase dates pursuant to the Wachovia Facility. In addition, liquidity projections for 2008 created concern among the Special Committee and the Quadra Board that the Company could not continue to operate as a going concern and created the risk that the Company’s 2007 audited financial statements would carry a going-concern qualification, which would be an event of default under the Wachovia Facility;

–	Parent is the prospective buyer with the lowest cost of capital together with the highest knowledge of the portfolio and the greatest ability to realize the greatest synergies from the transaction and, therefore, likely able to pay a higher price than other prospective buyers;

–	Blackstone has been in communication with other prospective buyers since December 19, 2007 and has not received any indication that any other prospective buyer is or will likely be interested in paying a price as high as Hypo Holding has offered for the Company’s outstanding stock;

–	The issuance of equity would likely be at a price that would be highly dilutive to existing stockholders; and

–	Credit market dislocation in Europe is likely to continue to worsen and Hypo Holding could experience future credit losses that could inhibit its ability to acquire the Company at a later time.

•	Transaction Financial Terms; Premium to Market Price. The Special Committee and the Quadra Board (excluding the Hypo-Affiliated Directors) considered the relationship of the Offer Price to the current and historical market prices of the Shares. In light of the

Company’s activities to date, the fact that no other person has expressed serious interest in acquiring the Company for a higher price, and the fact that Parent is in the best position to realize synergies in the acquisition of the Company and, therefore, likely able to provide the best offer, the Special Committee and the Quadra Board determined that the Offer Price and Merger Consideration to be paid in the Offer and the Merger represented the best per share price currently obtainable for the Company’s stockholders. In making that determination, the Special Committee and the Quadra Board considered that the Offer Price and Merger Consideration, respectively, represent a premium of approximately 38% to the closing price of the Quadra Common Stock on the New York Stock Exchange on January 28, 2008 (the date immediately preceding the date on which the transaction was announced) and an approximately 41% premium to the average closing price of the Quadra Common Stock for the 30 trading days ending on such date. The Special Committee and the Quadra Board also considered the relationship of the Offer Price to the Company’s implied price per share based on various financial metrics, including dividend yield, earnings and book value per share, of comparable companies. The Special Committee and the Quadra Board believed that book value per share was not a proper measure of fair value due to changes in market interest rates and marketability of assets of the nature held by the Company, which changes would result in a decrease in the fair value of those assets below their book value. The Special Committee and the Quadra Board believed that the Offer Price was within the range of liquidation values as supported by the discounted cash flow analysis prepared by Blackstone and set forth in the section entitled ’‘Financial Analyses of Blackstone.”

•	Timing of Completion. The Special Committee and the Quadra Board considered the anticipated timing of consummation of the transactions contemplated by the Merger Agreement and the structure of the transaction as a cash tender offer for all of the Shares, which should allow stockholders to receive the transaction consideration in a relatively short timeframe, followed by the Merger in which stockholders would receive the same consideration as received by stockholders who tender their Shares in the Offer. The Special Committee and the Quadra Board considered that the potential for closing in a relatively short timeframe could also reduce the amount of time in which the Company’s business would be subject to the potential uncertainty of closing and related disruption and continuing risks of the business, including the risk of default under the Wachovia Facility.

The following disclosure has been added to “Item 4. The Solicitation or Recommendation — Reasons for the Recommendation of the Special Committee and the Quadra Board”:

In the course of reaching the determinations and recommendations described above, the Special Committee also considered the following factors relating to the procedural safeguards that the Special Committee believed were present to ensure the fairness of the Offer and the Merger and to permit the Special Committee to represent the Company’s unaffiliated stockholders, each of which factors the Special Committee believed supported such determinations and favorable recommendations and provided assurance of the fairness of the Offer and the Merger to the Company’s unaffiliated stockholders:

•	that the Special Committee consists solely of independent directors who the Quadra Board has determined are disinterested in the transaction;

•	that the members of the Special Committee will not personally benefit from the consummation of the Merger in a manner different from the Company’s unaffiliated stockholders, other than through receipt of cash director fees for service on the Special Committee or the Quadra Board;

•	that the Special Committee engaged and was advised by Bass Berry as its legal counsel to assist the Special Committee in, among other things, negotiating the Merger Agreement and evaluating legal matters relating to the Offer and the Merger;

•	that the Special Committee engaged and was advised by Blackstone as its financial advisor to assist the Special Committee in, among other things, evaluating the Offer Price from a financial point of view and to render to the Special Committee an opinion as to the fairness, from a financial point of view, of the Offer Price to be received in the Offer and the Merger by holders of Common Stock (other than Parent and its affiliates);

•	that in retaining its advisors, the Special Committee took into account the absence of conflicts of interest between Blackstone and Bass Berry, on the one hand, and the Company, Merger Sub, HRECC and Hypo Holding on the other;

•	that Mr. Denner and other members of the Company’s management team and their knowledge of the Company were available to the Special Committee at all times;

•	that the Special Committee was involved in extensive deliberations and negotiations over a period of approximately two months regarding the proposed transaction, and the Special Committee and the Independent Directors held numerous meetings and additional informal discussions to consider and discuss the Offer, the Merger and related transactions;

•	that the Quadra Board agreed that it would not approve or recommend to stockholders any transaction that had not been approved or recommended by the Special Committee;

•	that the Quadra Board authorized the Special Committee to consider alternatives to a transaction with Purchaser or Parent;

•	the Merger Agreement contains a provision allowing the Quadra Board, upon the recommendation of the Special Committee, to withdraw or change its recommendation, and to terminate the Merger Agreement, in certain circumstances relating to the presence of a Superior Proposal, subject to a payment by the Company to Parent of various termination fees;

•	that initiating an auction process may have subjected the Company’s business to risks and disruptions;

•	that no decision had been made to sell the Company until an agreement had been reached with Purchaser on the $11.00 price per share and, in light of Purchaser’s stated desire to conclude a transaction quickly, that commencing an auction at such time could have jeopardized the transaction with Purchaser;

•	that the negotiations with Purchaser were on an arm’s-length basis, led by the chairman of the Special Committee;

•	that the Special Committee had ultimate authority to decide whether or not to proceed with a transaction with Purchaser or any other party;

•	that the Special Committee was aware that it had no obligation to recommend the transaction with Purchaser or any other transaction and ultimately possessed the authority to reject any proposed transaction; and

•	that the consummation of the Offer is dependent upon acceptance of the Offer by at least 55% of the stockholders of the Company unaffiliated with Purchaser or Parent.

Item 8.	Additional Information.

Opinion of the Special Committee’s Financial Advisor

The first paragraph has been amended and restated in its entirety as follows:

The Special Committee retained Blackstone, by agreement dated November 29, 2007, to provide it with financial advisory services in connection with the Special Committee’s consideration of strategic alternatives available to the Company. The Special Committee selected Blackstone to act as its financial advisor based on Blackstone’s qualifications, expertise, and reputation as a financial advisor to special committees. The Company had no prior relationship with, and had within the past two years paid no fees to, Blackstone. At the meeting of the Special Committee on January 27, 2008, Blackstone rendered its oral opinion, subsequently confirmed in writing, that as of January 27, 2008, the aggregate consideration of $11.00 per Share in cash to be received by holders of Shares, other than Parent and its affiliates, pursuant to the Offer, the Merger and the Dividend was fair to such holders from a financial point of view.

Item 9.	Exhibits.

Item 9 is amended and restated in its entirety as follows:

The following Exhibits are filed with this Schedule 14D-9:

(a)(1)(A)	Offer to Purchase, dated February 13, 2008 (incorporated by reference to Exhibit(a)(1)(A) to the Schedule TO.*
(a)(1)(B)	Letter of Transmittal (incorporated by reference to Exhibit(a)(1)(B) to the Schedule TO.*
(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit(a)(1)(C) to the Schedule TO).*
(a)(1)(D)	Letter from the Dealer Manager to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit(a)(1)(D) to the Schedule TO).*
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit(a)(1)(E) to the Schedule TO).*
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute W-9 (incorporated by reference to Exhibit(a)(1)(F) to the Schedule TO).*
(a)(1)(G)	Joint Press Release issued by the Company and Parent, dated January 29, 2008 (incorporated by reference to the Schedule 14D-9 filed by the Company on January 29, 2008).*
(a)(2)(A)	Letter to Stockholders of the Company, dated February 13, 2008 from Robert H. Mundheim, Chairman of the Board of Directors of the Company (incorporated by reference to Annex III attached to this Schedule 14D-9).*
(a)(2)(B)	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (incorporated by reference to Annex I attached to this Schedule 14D-9).*
(a)(5)	Opinion of The Blackstone Group, financial advisor to the special committee of the Quadra Board, dated January 27, 2008 (incorporated by reference to Annex II attached to this Schedule 14D-9).*
(e)(1)	Agreement and Plan of Merger, dated January 28, 2008, by and among Quadra Realty Trust, Inc., Hypo Real Estate Capital Corporation and HRECC Sub Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Quadra Realty Trust, Inc with the SEC on January 29, 2008).*
(e)(2)	Form of Management Agreement between Quadra Realty Trust, Inc. and Hypo Capital Real Estate Capital Corporation (incorporated by reference to Exhibit 10.2 to Amendment No. 2 to the Registration Statement on Form S-11 (Registration No. 333-138591) filed by Quadra Realty Trust, Inc. with the SEC on February 1, 2007).*

(e)(3)	Form of Restricted Stock Award Agreement under Quadra Realty Trust, Inc. Manager Equity Plan between Quadra Realty Trust, Inc. and Hypo Real Estate Capital Corporation (incorporated by reference to Exhibit 10.9 to Amendment No. 2 to the Registration Statement on Form S-11 (Registration No. 333-138591) filed by Quadra Realty Trust, Inc. with the SEC on February 1, 2007).*
(e)(4)	Form of Registration Rights Agreement between Quadra Realty Trust, Inc. and Hypo Real Estate Capital Corporation (incorporated by reference to Exhibit 10.1 to Amendment No. 2 to the Registration Statement on Form S-11 (Registration No. 333-138591) filed by Quadra Realty Trust, Inc. with the SEC on February 1, 2007).*
(e)(5)	Confidentiality Agreement, between Hypo Real Estate Holding AG and the Company, dated November 16, 2007.*
(e)(6)	Form of Contribution Agreement between the Company and Parent (incorporated by reference to Exhibit 10.3 to Amendment No. 2 to the Company’s Registration Statement on Form S-11 (File No. 333-138591) filed by Quadra Realty Trust, Inc. on February 1, 2007)*
(g)	None.
(x)	Resolution authorizing the Chairman of the Board to sign and file certain documents (incorporated by reference to Exhibit x to the Company’s Schedule 14D-9 filed February 13, 2008).*

*	Previously filed

SIGNATURE

After inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

QUADRA REALTY TRUST, INC.

By:	/s/ Robert H. Mundheim
Robert H. Mundheim
Chairman of the Board of Directors

Date: March 4, 2008